FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003

                       Telemig Celular Participacoes S.A.
                       (Telemig Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X


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                                   SIGNATURES



             Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Telemig Celular Participacoes S.A.



           Date:  March 18, 2003              By: /s/ Joao Cox Neto
                                                  -----------------
                                              Name:  Joao Cox Neto
                                              Title: Chief Financial Officer and
                                                     Market Relations Executive
                                                     Officer


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                                  EXHIBIT INDEX


99.1 Announcement to the Market - Private Agreement for the Sharing of Resources and Formation of Jointly Owned Property.
99.2   Capital Budget Proposal for 2003
99.3 Management's Proposal for Capital Increase by Means of Capitalization of Reserves.
99.4   Administration Proposal for Appropriation of Net Income in Fiscal Year
       2002.
99.5   Administration Proposal for Appropriation to Investment Reserve.
99.6   Annual Report.
99.7   Proposal for Restatement of Company's Bylaws.
99.8   Holding Company 2003 Information.